Exhibit 99.1

Canadian Solar Reports Second Quarter 2026 Results

Kitchener, Ontario, August 27, 2026 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the second quarter ended June 30, 2026.

Second Quarter Highlights

•	Energy storage shipments of 3.7 GWh to internal and external projects under execution, exceeding guidance of 2.8 GWh to 3.2 GWh.

•	Net revenues of $1.2 billion, at the high end of $1.0 billion to $1.2 billion guidance.

•	Gross margin of 13.9%, in line with guidance of 13% to 15%.

•	Officially opened the first phase of the flagship HJT solar cell factory in Jeffersonville, Indiana.

•	Published the 2025 Sustainability Report on June 1, 2026, highlighting new milestones and disclosure updates aligned to global reporting standards.

Colin Parkin, CEO of Canadian Solar, said, “We are executing on a multidimensional solar technology roadmap, spanning advanced cell innovations to next-generation applications. In the near to midterm, U.S. manufacturing remains at the forefront of our strategy. In July, we celebrated the official opening of our state-of-the-art HJT solar cell factory, marking a historic milestone, as Canadian Solar became not only the first commercially operational HJT manufacturer in the United States, but also a meaningful contributor to the local economy and community development. In addition to ramping up the Phase I capacity of 2.1 GWp, we will start installing equipment for Phase II before the end of the year, bringing total nameplate cell capacity to 6.3 GWp in the first half of 2027. This will position CS PowerTech as the largest crystalline silicon cell manufacturer in North America. When combined with our 10 GWp module facility in Texas, CS PowerTech solidifies its position as one of North America's premier integrated PV manufacturers.

During the quarter, shipments within our Manufacturing segment were in line with expectations, with slight operational outperformance in battery energy storage, as we continue to navigate global macroeconomic uncertainties with agility. We delivered 3.1 GW of solar modules, with nearly half shipped to our North American home base. In addition, we achieved 3.7 GWh of energy storage shipments to internal and external projects under execution, serving utility-scale projects across North America, EMEA, Asia Pacific and Latin America. As we double down on our U.S. manufacturing strategy, we continue to rebalance our global project development business and optimize capital allocation across our core growth engines.”

Xinbo Zhu, Senior VP and CFO, added, “For the quarter, we achieved total revenue of $1.2 billion with a gross margin of 13.9%. The sequential decrease in gross margin was primarily driven by the absence of a tariff refund recognized in the prior period, alongside normalized energy storage margins. Net loss attributable to shareholders was $77 million, or $1.40 per share, and we ended the period with a cash position of $1.9 billion.

Recurrent Energy’s quarterly performance was light, primarily due to the deferral of planned project sales to the second half. Electricity revenue increased sequentially following the COD of a major utility-scale solar project in Spain. Within our global pipeline, we are focusing on quality, prioritizing value realization from mature, high-margin opportunities; pruning less attractive projects; and managing operating expenses to protect profitability.”

Second Quarter 2026 Results

Total solar module shipments recognized as revenue in Q2 2026 were 3.1 GW, up 25% quarter-over-quarter (“qoq”) and down 60% year-over-year (“yoy”).

Total battery energy storage shipments recognized as revenue in Q2 2026 were 3.7 GWh, up 82% qoq and up 73% yoy. Of the total, 471 MWh were shipped to internal projects under execution, with associated revenue to be recognized in subsequent quarters.

Net revenues were $1.2 billion in Q2 2026, up 12% sequentially and down 29% yoy. The sequential increase reflects higher sales of solar modules and battery energy storage solutions, partially offset by lower project sales. The yoy decrease reflects a decline in solar module and project sales.

Gross profit was $168 million, compared to $271 million in Q1 2026 and $505 million in Q2 2025. Gross margin was 13.9%, compared to 25.1% and 29.8% in Q1 2026 and Q2 2025, respectively. The sequential and yoy decrease in gross margin was primarily due to the absence of IEEPA tariff refund benefits recognized in the previous quarter and the absence of the release of unrealized profit upon sales-type leasing of a U.S. project in Q2 2025.

Operating expenses were $240 million, compared to $198 million in Q1 2026 and down from $378 million in Q2 2025. The sequential increase reflects higher ramp-up costs and logistics costs. The yoy decrease is mainly due to decrease in impairment charges related to certain solar and storage assets, as well as manufacturing assets. Operating expenses represented 19.8% of revenue, compared to 18.4% in Q1 2026 and 22.3% in Q2 2025.

Net loss attributable to Canadian Solar in accordance with generally accepted accounting principles in the United States of America (“GAAP”) in Q2 2026 was $77 million, or a net loss of $1.40 per share, compared to a net loss of $32 million, or a net loss of $0.71 per share, in Q1 2026, and a net income of $7 million, or a net loss of $0.08 per share, in Q2 2025. Net income or loss per diluted share includes the dilutive effect of convertible bonds, as applicable, and paid-in-kind dividends on the Recurrent Energy redeemable preferred shares.

Net cash flow used in operating activities in Q2 2026 was $181 million, driven by changes in working capital, compared to net cash flow used in operating activities of $209 million in Q1 2026 and net cash flow provided by operating activities of $189 million in Q2 2025.

Total debt, including financing liabilities, was $7.1 billion as of June 30, 2026, including $4.1 billion, $2.5 billion, and $0.4 billion related to Recurrent Energy, Manufacturing, and convertible notes, respectively. Total debt increased from $6.8 billion as of March 31, 2026, mainly due to new non-recourse debt drawdown for construction of solar and battery energy storage projects under Recurrent Energy in the U.S. Total non-recourse debt under Recurrent Energy as of June 30, 2026, was $2.6 billion.

Business Segments

Canadian Solar’s business is organized into two segments:

•	Manufacturing, comprising CS PowerTech, which focuses on the manufacture and sales of solar products, battery energy storage products, and other power technology products for the U.S. market, and CSI Solar, which serves all other global markets; and

•	Recurrent Energy, which focuses on solar power and battery storage project development, asset sales, power services, and electricity revenue from its operating portfolio.

Manufacturing

Solar Modules and Solar System Kits

The Company shipped 3.1 GW of solar modules and solar system kits to more than 70 countries and regions in Q2 2026.

Consistent with the Company’s transition from volume-driven growth to high-value creation, the Company will focus its capacity disclosure on strategic markets rather than aggregate global manufacturing capacity.

In the U.S., the Company operates a 5 GWp solar module factory in Mesquite, Texas, which is currently being expanded to a nameplate capacity of 10 GWp, with completion expected in the second half of 2026.

The Company is also continuing to advance its flagship, state-of-the-art heterojunction technology (“HJT”) solar cell factory in Jeffersonville, Indiana. In response to strong customer demand, the Company is in the process of increasing its production capacity beyond 6 GWp, with additional production lines being installed and commissioned through 2026.

•	Phase I: A ribbon-cutting ceremony was held in July 2026. Phase I has a nameplate capacity of 2.1 GWp and is the first commercial-scale HJT solar cell facility in the U.S.

•	Phase II: The Company expects to begin trial production for Phase II in the first quarter of 2027. This expansion will add 4.2 GWp of capacity, bringing the Company’s total solar cell nameplate capacity in the U.S. to 6.3 GWp.

e-STORAGE: Battery Energy Storage Solutions

As of June 30, 2026, e-STORAGE contracted backlog, including contracted long-term service agreements, stood at $3.5 billion. These signed orders represent binding customer commitments and provide significant earnings visibility over a multi-year period.

Recurrent Energy

As of June 30, 2026, the Company had a total global solar project development pipeline of approximately 22 GWp and a battery energy storage project development pipeline of 84 GWh.

The business model consists of three key drivers:

•	Electricity revenue from the operating portfolio to drive stable, diversified cash flows in growth markets;

•	Asset sales, including selective sales of operating assets and development-stage projects, to manage cash flow and debt levels, and to fund growth in the operating portfolio; and

•	Power services (O&M) through long-term operations and maintenance (“O&M”) contracts, currently with 15 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

Project Development Pipeline – Solar

As of June 30, 2026, the Company’s total solar project development pipeline was 21.7 GWp, including 1.7 GWp under construction, 2.2 GWp of backlog, and 17.7 GWp of projects in advanced and early-stage development. The pipeline includes projects that may be retained for long-term ownership and operation or sold to third parties, depending on market conditions and capital allocation priorities. The pipeline stages are defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction within the next one to four years. A project’s risk cliff date is the date on which it passes the last high-risk development stage and varies by country. Typically, this occurs after the project has received all required environmental and regulatory approvals, and entered into interconnection agreements and offtake contracts, including feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remainder have a reasonable likelihood of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or are assessed by the Company as having a high likelihood of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects managed by the Company that are in the process of securing interconnection.

Although the magnitude of the Company’s project development pipeline provides an indication of current development activity, it is not a predictor of future owned generation or storage assets, revenue growth, or operating results. The Company may elect to sell, transfer, or otherwise monetize projects at various stages of development, and as a result, not all pipeline projects are expected to contribute to the Company’s long-term owned asset base. The development of projects in the Company’s pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of those projects to the extent expected, which could adversely affect its business, results of operations, and financial condition. In addition, the Company’s guidance and estimates of its future operating and financial results assume the timely completion of certain solar and battery energy storage projects under construction or in backlog. If the Company is unable to execute on its projects under construction and in backlog, it may fail to meet its guidance, which could adversely affect the market price of its common shares and its business, results of operations, and financial condition.

The following table presents the Company’s total solar project development pipeline.

Solar Project Development Pipeline (as of June 30, 2026) – MWp*
Region	Under Construction	Backlog	Advanced Development	Early-Stage Development	Total
North America	558	226	293	4,573	5,650
Europe, the Middle East, and Africa (“EMEA”)	674	1,438	1,012	3,169	6,293
Latin America	-	488	352	5,906	6,746
Asia Pacific	492	56	572	1,858	2,978
Total	1,724	2,208	2,229	15,506	21,667

*Total project pipeline represents the gross MWp size of projects owned by the Company and includes 392 MWp in backlog partially sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of June 30, 2026, the Company’s total battery energy storage project development pipeline was 84.1 GWh, including 600 MWh under construction, 4.4 GWh in backlog, and 79.1 GWh of projects in advanced and early-stage development. The pipeline includes projects that may be retained for long-term ownership and operation or sold to third parties.

The table below sets forth the Company’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of June 30, 2026) – MWh*
Region	Under Construction	Backlog	Advanced Development	Early-Stage Development	Total
North America	600	-	600	21,840	23,040
EMEA	-	2,665	2,640	26,965	32,270
Latin America	-	93	1,320	10,753	12,166
Asia Pacific	-	1,620	3,281	11,680	16,581
Total	600	4,378	7,841	71,238	84,057

*Total project pipeline represents the gross MWh size of projects owned by the Company and includes 1,496 MWh in backlog partially sold to third parties.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates, taking into account factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

In Q3 2026, the Company expects total revenue to be in the range of $1.3 billion to $1.5 billion. Gross margin is expected to be between 13.5% and 15.5%. Total module shipments recognized as revenue are expected to be in the range of 3.5 GW to 3.8 GW. Total battery energy storage shipments in Q3 2026 are expected to be in the range of 3.4 GWh to 3.8 GWh.

The Company is reiterating its guidance of 6.5 GW to 7.0 GW of solar modules and 4.5 GWh to 5.5 GWh of battery energy storage solutions for the U.S. market in 2026.

Colin Parkin, CEO of Canadian Solar, commented, “We expect margins in the third quarter to remain stable, as we continue to scale our integrated U.S. solar manufacturing strategy, though ramp-up costs associated with our solar cell facility in Jeffersonville, Indiana, will weigh on profitability for the remainder of the year. We anticipate the cadence of U.S. solar and storage shipments to accelerate in the second half, with each quarter of 2026 delivering larger volumes than the last. Meanwhile, at Recurrent, we expect to close the delayed project sales from the second quarter, driving a sequentially stronger third quarter.”

Recent Developments

Canadian Solar

On August 18, 2026, Canadian Solar announced the successful resolution of the remaining U.S. patent litigation brought by Maxeon Solar Pte. Ltd. (“Maxeon”). Maxeon's patent infringement lawsuit in the Federal District Court was dismissed with prejudice, and the U.S. Court of Appeals for the Federal Circuit vacated the relevant portion of the Patent Trial and Appeal Board decision in Canadian Solar's favor.

On July 30, 2026, Canadian Solar announced that its U.S.-manufactured TOPCon and HJT Low Carbon HP modules achieved FM Approvals recognition under the FM 4478 and FM 4480 identified component standards, making them the first FM Approvals PV modules listed as identified components for severe hail zones.

On July 14, 2026, Canadian Solar announced that it was named a Tier 1 supplier for both battery energy storage systems and PV modules on S&P Global Energy’s Tier 1 Cleantech Companies list. S&P Global Energy's selection criteria span market presence and cumulative equipment shipments; annual market share; scale; global manufacturing diversification; financial performance via key financial indicators, sustainability factors, and more.

On June 24, 2026, Canadian Solar announced that its Baotou ingot facility and Suqian solar cell manufacturing facilities earned Silver Level Solar Stewardship Initiative (SSI) Supply Chain Traceability Certification, becoming the first manufacturer to receive Silver status for both ingot and cell production.

On June 22, 2026, Canadian Solar announced the launch of its new TOPCon 3.0 high-power-density module delivering up to 670 Wp power output and 24.8% conversion efficiency of 24.8% for utility-scale and C&I applications, with mass global shipments scheduled to begin in August 2026.

On June 1, 2026, Canadian Solar announced the publication of its 2025 Corporate Sustainability Report. The sustainability disclosures are aligned with global standards established by the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI), with reference to the International Financial Reporting Standards (IFRS) set by the International Sustainability Standards Board (ISSB).

Manufacturing: CS PowerTech and CSI Solar

On August 13, 2026, Canadian Solar announced its energy storage solutions business, e-STORAGE, successfully completed Large-Scale Fire Testing (LSFT) for its KuBank 3.0 C&I energy storage system under the latest UL 9540A:2026 standard. The test was independently verified by TÜV Rheinland and Energy Safety Response Group (ESRG), and the system has entered mass production for worldwide availability.

On July 24, 2026, Canadian Solar announced that its subsidiary CS PowerTech Inc., the largest silicon PV manufacturer in the U.S., officially launched the first phase of its flagship PV cell manufacturing plant in Jeffersonville, Indiana. The facility is the first plant in the U.S. designed to produce advanced HJT bifacial N-type solar cells. Combined with the Texas module facility, it creates a fully localized supply chain with an expected total annual cell capacity of over 6 GWp.

On June 25, 2026, Canadian Solar announced e-STORAGE signed a supply contract with an electric utility in Florida to supply a 95 MW / 426 MWh DC battery energy storage system (BESS). Featuring its proprietary SolBank 3.0 battery blocks which are fully produced at Canadian Solar's manufacturing facilities, the installation is planned for the second half of 2027, with commercial operations targeted for early 2028.

On June 24, 2026, Canadian Solar announced e-STORAGE will supply a 75 MW / 381 MWh DC BESS to Apex Clean Energy in Branch County, Michigan, co-located with Apex’s operating Coldwater Solar facility. Under the agreement, e-STORAGE will deliver an integrated solution combining SolBank 3.0 battery blocks, Power Conversion Systems, and its proprietary EQ-S Energy Management System, with deliveries scheduled to begin in early 2027 and commercial operation targeted for mid-2027.

On June 23, 2026, Canadian Solar announced e-STORAGE will deliver an 8 MW / 40 MWh BESS, co-located at an existing combined-cycle gas power plant in Rizziconi, Calabria, to Axpo. This partnership marks e-STORAGE’s first battery storage project in Italy.

Recurrent Energy

On August 13, 2026, Canadian Solar announced that its subsidiary, Recurrent Energy, successfully closed $695 million in project financing and tax equity for its 330 MW Cobalt Solar facility located in Riverside County, California. The debt financing package, totaling approximately $484 million, was led by Mitsubishi UFJ Financial Group, Inc. (MUFG) and Nord/LB, while a parallel $211 million tax equity investment was secured from Wells Fargo. Currently under construction with Blattner Energy serving as the EPC provider, the project is expected to reach commercial operation by the end of 2027.

On August 12, 2026, Canadian Solar announced Recurrent Energy reached commercial operation ahead of schedule for its 150 MWac Carwarp Energy Park near Mildura, Victoria, Australia. Backed by a long-term PPA with Microsoft, the asset incorporates approximately 243,000 high-efficiency Canadian Solar TOPCon modules and holds planning and grid approvals to incorporate a hybrid 120 MW BESS.

On July 6, 2026, Canadian Solar announced an executive leadership transition at Recurrent Energy. Mr. Dylan Marx was appointed Chief Executive Officer, succeeding Mr. Ismael Guerrero, who will remain as a non-executive advisor through December 31, 2026.

Conference Call Information

The Company will hold a conference call on Thursday, August 27, 2026, at 8:00 a.m. U.S. Eastern Time to discuss the Company's second quarter 2026 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.) or +1-201-389-0920 from international locations. The conference ID is 13762069. A live webcast of the conference call will also be available via the webcast link on the investor relations section of Canadian Solar's website.

A replay of the call will be available after the conclusion of the call until 11:00 p.m. U.S. Eastern Time on Thursday, September 10, 2026, and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations. The replay pin number is 13762069. A webcast replay will also be available via the webcast link on the investor relations section of Canadian Solar's website.

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 25 years, Canadian Solar has successfully delivered nearly 180 GW of premium-quality solar photovoltaic modules to customers across the world. Through its energy storage solutions business e-STORAGE, Canadian Solar has shipped over 23 GWh of battery energy storage solutions to global markets and had a contracted backlog of $3.5 billion as of June 30, 2026. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12.4 GWp of solar power projects and 6.4 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes approximately 22 GWp of solar and 84 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the markets for solar power and battery energy storage; our growth strategies, future business performance, and financial condition; our ability to sustain our project development and balance long-term asset ownership with selective project sales; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, and policy support schemes, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, offtake and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks are described in the Company’s filings with the Securities and Exchange Commission, including its latest annual report on Form 20-F filed on April 10, 2026. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Wina Huang Investor Relations Canadian Solar Inc. investor@canadiansolar.com

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s Manufacturing and Recurrent Energy businesses.

	Select Financial Data – Manufacturing and Recurrent Energy
	Three Months Ended and As of June 30, 2026 (In Thousands of U.S. Dollars)
	Manufacturing	Recurrent Energy	Elimination and unallocated items	Total
Net revenues	$1,097,535	$117,306	$(7,127)	$1,207,714
Cost of revenues	966,977	81,335	(9,073)	1,039,239
Gross profit	130,558	35,971	1,946	168,475
Operating expenses	179,932	55,341	4,261	239,534
Loss from operations	(49,374)	(19,370)	(2,315)	(71,059)
Other segment items (1)				3,719
Loss before income taxes and equity in losses of affiliates				(67,340)

Supplementary Information:
Interest expense	$(14,657)	$(41,913)	$(7,054)	$(63,624)
Interest income	10,645	10,388	10	21,043
Depreciation and amortization, included in cost of revenues and operating expenses	111,918	15,855	—	127,773

Cash and cash equivalents	$1,344,189	$74,939	$42,120	$1,461,248
Restricted cash – current and non-current	248,584	140,524	—	389,108
Non-recourse borrowings	—	2,622,080	—	2,622,080
Other short-term and long-term borrowings	2,407,554	1,320,796	28,000	3,756,350
Convertible notes – non-current	—	—	420,063	420,063
Green bonds – current	—	147,995	—	147,995

	Select Financial Data – Manufacturing and Recurrent Energy
	Six Months Ended June 30, 2026 (In Thousands of U.S. Dollars)
	Manufacturing	Recurrent Energy	Elimination and unallocated items	Total
Net revenues	$2,047,197	$256,538	$(18,143)	$2,285,592
Cost of revenues	1,640,293	235,084	(29,080)	1,846,297
Gross profit	406,904	21,454	10,937	439,295
Operating expenses	329,461	101,077	6,950	437,488
Income (loss) from operations	77,443	(79,623)	3,987	1,807
Other segment items (1)				(60,462)
Loss before income taxes and equity in losses of affiliates				(58,655)

Supplementary Information:
Interest expense	$(29,485)	$(73,577)	$(12,932)	$(115,994)
Interest income	16,897	20,590	214	37,701
Depreciation and amortization, included in cost of revenues and operating expenses	226,007	32,487	—	258,494

(1) Includes interest expense, net, gain on change in fair value of derivatives, net, foreign exchange loss, net and investment income, net.

The following table summarizes the revenues generated from each product or service.

	Three Months Ended June 30, 2026	Three Months Ended March 31, 2026	Three Months Ended June 30, 2025
	(In Thousands of U.S. Dollars)
Manufacturing:
Solar modules	$589,377	$455,117	$1,022,266
Battery energy storage solutions	425,922	382,758	432,399
Solar system kits	35,575	25,437	73,812
EPC and others	42,970	77,152	61,613
Subtotal	1,093,844	940,464	1,590,090
Recurrent Energy:
Solar power and battery energy storage asset sales	61,114	88,541	48,091
Power services	20,053	22,416	18,809
Revenue from electricity, battery energy storage operations and others	32,703	26,457	36,881
Subtotal	113,870	137,414	103,781
Total net revenues	$1,207,714	$1,077,878	$1,693,871

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	(In Thousands of U.S. Dollars)
Manufacturing:
Solar modules	$1,044,494	$1,819,688
Battery energy storage solutions	808,680	587,709
Solar system kits	61,012	159,338
EPC and others	120,122	96,650
Subtotal	2,034,308	2,663,385
Recurrent Energy:
Solar power and battery energy storage asset sales	149,655	120,242
Power services	42,469	35,308
Revenue from electricity, battery energy storage operations and others	59,160	71,561
Subtotal	251,284	227,111
Total net revenues	$2,285,592	$2,890,496

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025
Net revenues	$1,207,714	$1,077,878	$1,693,871	$2,285,592	$2,890,496
Cost of revenues	1,039,239	807,058	1,188,841	1,846,297	2,244,972
Gross profit	168,475	270,820	505,030	439,295	645,524

Operating expenses:
Selling and distribution expenses	74,907	54,281	109,479	129,188	200,246
General and administrative expenses	152,300	135,472	252,671	287,772	358,322
Research and development expenses	20,796	20,718	24,719	41,514	49,003
Other operating income, net	(8,469)	(12,517)	(9,272)	(20,986)	(34,675)
Total operating expenses	239,534	197,954	377,597	437,488	572,896

Income (loss) from operations	(71,059)	72,866	127,433	1,807	72,628
Other income (expenses):
Interest expense	(63,624)	(52,370)	(44,807)	(115,994)	(85,294)
Interest income	21,043	16,658	9,920	37,701	22,016
Gain (loss) on change in fair value of derivatives, net	14,621	4,985	(5,760)	19,606	(14,799)
Foreign exchange loss, net	(23,172)	(33,920)	(7,318)	(57,092)	(11,904)
Investment income, net	54,851	466	1,666	55,317	2,756
Total other income (expenses)	3,719	(64,181)	(46,299)	(60,462)	(87,225)

Income (loss) before income taxes and equity in losses of affiliates	(67,340)	8,685	81,134	(58,655)	(14,597)
Income tax expense	(16,339)	(16,938)	(34,311)	(33,277)	(11,189)
Equity in losses of affiliates	(2,095)	(5,255)	(2,053)	(7,350)	(6,098)
Net income (loss)	(85,774)	(13,508)	44,770	(99,282)	(31,884)

Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(8,915)	18,585	37,573	9,670	(5,110)

Net income (loss) attributable to Canadian Solar Inc.	$(76,859)	$(32,093)	$7,197	$(108,952)	$(26,774)

Earnings (loss) per share – basic	$(1.40)	$(0.71)	$(0.08)	$(2.11)	$(0.77)
Shares used in computation – basic	67,907,507	67,817,714	67,167,296	67,862,859	67,065,556
Earnings (loss) per share – diluted	$(1.40)	$(0.71)	$(0.08)	$(2.11)	$(0.77)
Shares used in computation – diluted	67,907,507	67,817,714	67,167,296	67,862,859	67,065,556

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025
Net income (loss)	$(85,774)	$(13,508)	$44,770	$(99,282)	$(31,884)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	33,766	63,355	95,175	97,121	97,266
Gain on changes in fair value of available-for-sale debt securities	—	—	865	—	361
Loss on commodity cash flow hedges	(6,200)	—	—	(6,200)	—
Gain (loss) on interest rate swap	461	6,604	(8,148)	7,065	(11,229)
Share of gain (loss) on changes in fair value of interest rate swap of affiliate	241	22	(629)	263	(1,861)
Comprehensive income (loss)	(57,506)	56,473	132,033	(1,033)	52,653
Less: comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests	10,860	35,562	41,855	46,422	1,087
Comprehensive income (loss) attributable to Canadian Solar Inc.	$(68,366)	$20,911	$90,178	$(47,455)	$51,566

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$1,461,248	$1,370,418
Restricted cash	374,655	541,705
Accounts receivable trade, net	908,875	829,957
Accounts receivable, unbilled	260,738	228,393
Amounts due from related parties	11,636	17,959
Inventories	1,656,236	1,133,539
Value added tax recoverable	269,386	252,251
Advances to suppliers, net	173,960	217,871
Derivative assets	5,255	15,002
Project assets	923,493	549,269
Prepaid expenses and other current assets	955,644	822,502
Total current assets	7,001,126	5,978,866
Restricted cash	14,453	28,312
Property, plant and equipment, net	3,554,386	3,376,035
Solar power and battery energy storage systems, net	2,002,785	2,065,498
Deferred tax assets, net	652,962	634,160
Advances to suppliers, net	145,372	104,518
Investments in affiliates	333,784	289,601
Intangible assets, net	29,809	31,981
Project assets	1,195,272	1,481,486
Right-of-use assets	415,301	441,291
Amounts due from related parties	81,480	76,848
Other non-current assets	678,311	663,133
TOTAL ASSETS	$16,105,041	$15,171,729

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2026	2025
LIABILITIES, REDEEMABLE INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	$3,088,993	$2,389,037
Green bonds	147,995	153,152
Accounts payable	1,038,702	878,827
Short-term notes payable	664,195	939,549
Amounts due to related parties	4,618	7,484
Other payables	981,505	779,198
Advances from customers	213,477	162,586
Derivative liabilities	8,034	6,179
Operating lease liabilities	93,022	26,783
Other current liabilities	590,733	507,594
Total current liabilities	6,831,274	5,850,389
Long-term borrowings	3,289,437	3,621,232
Convertible notes	420,063	195,313
Liability for uncertain tax positions	5,642	5,788
Deferred tax liabilities	303,314	296,719
Operating lease liabilities	267,200	354,508
Other non-current liabilities	747,725	578,152
TOTAL LIABILITIES	11,864,655	10,902,101
Redeemable non-controlling interests	317,797	326,559

Equity:
Common shares	835,718	835,543
Additional paid-in capital	563,135	568,921
Retained earnings	1,372,680	1,481,632
Accumulated other comprehensive loss	(16,195)	(78,125)
Total Canadian Solar Inc. shareholders’ equity	2,755,338	2,807,971
Non-controlling interests	1,167,251	1,135,098
TOTAL EQUITY	3,922,589	3,943,069
TOTAL LIABILITIES, REDEEMABLE INTERESTS AND EQUITY	$16,105,041	$15,171,729

Canadian Solar Inc.
Unaudited Condensed Statements of Cash Flows
(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025
Operating Activities:
Net income (loss)	$(85,774)	$(13,508)	$44,770	$(99,282)	$(31,884)
Adjustments to net income (loss)	121,641	152,825	366,084	274,466	527,854
Changes in operating assets and liabilities	(216,628)	(347,975)	(222,298)	(564,603)	(571,617)
Net cash provided by (used in) operating activities	(180,761)	(208,658)	188,556	(389,419)	(75,647)

Investing Activities:
Purchase of property, plant and equipment and intangible assets	(171,840)	(173,210)	(172,729)	(345,050)	(429,109)
Purchase of solar power and battery energy storage systems	(22,416)	(20,053)	(219,695)	(42,469)	(348,402)
Other investing activities	56,359	60,176	(55,882)	116,535	(139,779)
Net cash used in investing activities	(137,897)	(133,087)	(448,306)	(270,984)	(917,290)

Financing Activities:
Capital contributions from tax equity investors in subsidiaries	23,038	—	—	23,038	14,680
Repurchase of shares by subsidiary	—	—	(24,221)	—	(45,625)
Net proceeds from issuance of convertible notes	—	222,983	—	222,983	43,896
Other financing activities	308,012	114,936	495,276	422,948	1,002,342
Net cash provided by financing activities	331,050	337,919	471,055	668,969	1,015,293
Effect of exchange rate changes	(45,327)	(53,318)	18,985	(98,645)	(22,168)
Net increase (decrease) in cash, cash equivalents and restricted cash	(32,935)	(57,144)	230,290	(90,079)	188
Cash, cash equivalents and restricted cash at the beginning of the period	$1,883,291	$1,940,435	$2,033,919	$1,940,435	$2,264,021
Cash, cash equivalents and restricted cash at the end of the period	$1,850,356	$1,883,291	$2,264,209	$1,850,356	$2,264,209